Exhibit 99.1

NEWS RELEASE

CONTACT:	Brian J. Begley
Vice President - Investor Relations
Atlas Energy, L.P.
(877) 280-2857
(215) 405-2718 (fax)

TARGA TO ACQUIRE ATLAS ENERGY AND ATLAS PIPELINE FOR $7.7 BILLION;

TRANSACTION EXCLUDES ALL NON-MIDSTREAM ASSETS

•	Atlas Energy (ATLS) will sell midstream general partner and limited partner interests to Targa Resources Corp. (TRGP) for $1.9 billion in cash and shares

•	Atlas Pipeline Partners (APL) will be acquired by Targa Resources Partners (NGLS) primarily for units, creating a best-in-class midstream provider

•	TRGP expects approximately 35% distribution growth in 2015 following the transaction; NGLS respectively anticipates 11-13% distribution growth in 2015 as a result of the merger with APL

•	Immediately prior to the acquisition, ATLS will distribute all its non-midstream holdings; these assets would generate a minimum annual cash distribution of $1.25 if placed in a single entity

•	Atlas management will discuss the transactions on a conference call on Monday, October 13th at 12PM ET

Philadelphia, PA – October 13, 2014 - Atlas Energy, L.P. (NYSE: ATLS) (“ATLS” or “the Company”) announced today along with its midstream subsidiary, Atlas Pipeline Partners, L.P. (NYSE: APL), that both companies have entered into definitive agreements to be acquired by Targa Resources Corp. (NYSE: TRGP) and Targa Resources Partners LP (NYSE: NGLS), respectively, in a transaction valued at approximately $7.7 billion. TRGP will acquire the midstream assets of ATLS immediately following the separation of all of the Company’s non-midstream assets as detailed below.

“This transaction with Targa is enormously beneficial for all of the Atlas companies and our stakeholders”, stated Edward E. Cohen, Chief Executive Officer of ATLS. “It should be noted that the value ATLS shareholders will receive for the sale of the Company without its upstream assets is equivalent to the most recent trading price of ATLS units inclusive of the valuable non-midstream assets of the Company.”

Jonathan Z. Cohen, Executive Chairman of ATLS, added, “We would like to sincerely thank all of our employees at Atlas for helping build our enterprise over the years and for playing an integral role in our strategic plans. In addition, all of our accomplishments would not be possible without the support of our strong group of unitholders, who have provided us with the capital to expand our business and have allowed us to offer significant value in return.”

TRGP Acquisition of ATLS

TRGP will acquire ATLS immediately after it completes a distribution of its non-midstream assets. Following the distribution of these assets, ATLS assets will consist of its interests in the general partner and incentive distribution rights in APL, as well as 5.8 million APL common units, which will be acquired by TRGP in a merger transaction with ATLS for approximately $1.9 billion.

As a result of the transactions, each ATLS common unit will receive: 1) $9.12 in cash, 2) 0.1809 of a share of TRGP common stock, and 3) a pro rata share in 100% of ATLS’ distributed non-midstream assets.

NGLS Acquisition of APL

Concurrently with TRGP’s acquisition of ATLS, NGLS will acquire APL for total consideration of approximately $5.8 billion, which includes APL’s existing debt of $1.8 billion. APL unitholders will receive: 1) 0.5846 units of NGLS and 2) $1.26 in cash for each APL unit. Based on the closing price of NGLS on October 10, 2014, the total APL per unit consideration has a value of $38.66, which represents a 15% premium to the closing price of APL common units on October 10, 2014.

ATLS Distribution of Non-Midstream Assets

ATLS’ non-midstream interests consist of the following:

•	100% general partner interest and incentive distribution rights in its E&P subsidiary, Atlas Resource Partners, L.P. (NYSE: ARP), as well as approximately 25 million ARP units, which includes approximately 3.75 million Class C Preferred Units in ARP;

•	80% general partner interest and incentive distribution rights, as well as an 8% limited partner interest, in ATLS’ E&P Development Subsidiary;

•	16% general partner interest and 12% limited partner interest in Lightfoot Capital Partners, which has a 40% limited partner interest in Arc Logistics Partners LP (NYSE: ARCX), an independent U.S.-based energy logistics service provider; and,

•	Net production of approximately 11.5 million cubic feet per day of natural gas production in the Arkoma basin.

Following the transactions, if all of the non-midstream assets were to be distributed to a single entity, expected initial annual distributions would be $1.25 per unit.

Closing Conditions of the Transactions

The boards of directors of ATLS, APL, TRGP and NGLS have each approved the respective merger agreements. Subject to customary approvals and conditions, the transactions are expected to close in the first quarter of 2015. The APL acquisition is subject to the approval of the holders of a majority of the outstanding limited partner interests in APL. The ATLS acquisition is subject to the approval of the holders of a majority of the outstanding limited partner interests in ATLS and the approval of a majority of the shareholders of TRGP voting at the meeting to approve the transaction. The respective boards of APL, ATLS and TRGP have resolved to recommend the transaction to their respective unitholders and shareholders. The ATLS and APL transactions are cross-conditioned on each other, as well as conditioned on the completion of the distribution of the non-midstream assets. The transactions are also subject to regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

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Citi is acting as lead financial advisor to Atlas Energy and financial advisor to Atlas Pipeline. Deutsche Bank is acting as co-lead financial advisor to Atlas Energy. RBC Capital Markets is also acting as financial advisor to Atlas Energy. Stifel is acting as financial advisor to the Special Conflicts Committee. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Atlas Energy and Atlas Pipeline. Covington and Burling LLP is acting as legal advisor to the APL Special Conflicts Committee.

Interested parties are invited to access the live webcast of an investor call with management regarding the transactions with Targa on Monday, October 13, 2014 at 12:00 pm ET by going to the Investor Relations section of Atlas Energy’s website at www.atlasenergy.com. For those unavailable to listen to the live broadcast, the replay of the webcast will be available following the live call on the Atlas Energy website and telephonically beginning at 4:00 p.m. ET on October 13, 2014 by dialing 855-859-2056, passcode: 20095569.

Atlas Energy, L.P. (NYSE: ATLS) is a master limited partnership which owns all of the general partner Class A units and incentive distribution rights and an approximate 28% limited partner interest in its upstream oil & gas subsidiary, Atlas Resource Partners, L.P. Additionally, Atlas Energy owns and operates the general partner of its midstream oil & gas subsidiary, Atlas Pipeline Partners, L.P., through all of the general partner interest, all the incentive distribution rights and an approximate 6% limited partner interest. For more information, please visit our website at www.atlasenergy.com, or contact Investor Relations at InvestorRelations@atlasenergy.com.

Atlas Resource Partners, L.P. (NYSE: ARP) is an exploration & production master limited partnership which owns an interest in over 14,500 producing natural gas and oil wells, located primarily in Appalachia, the Barnett Shale (TX), the Mississippi Lime (OK), the Raton Basin (NM), Black Warrior Basin (AL) and the Rangely Field in Colorado. ARP is also the largest sponsor of natural gas and oil investment partnerships in the U.S. For more information, please visit our website at www.atlasresourcepartners.com, or contact Investor Relations at InvestorRelations@atlasenergy.com.

Atlas Pipeline Partners, L.P. (NYSE: APL) is active in the gathering and processing segments of the midstream natural gas industry. In Oklahoma, southern Kansas, Texas, and Tennessee, APL owns and operates 17 gas processing plants, 18 gas treating facilities, as well as approximately 11,200 miles of active intrastate gas gathering pipeline. For more information, visit APL’s website at www.atlaspipeline.com or contact IR@atlaspipeline.com.

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which TRC holds through its 100% ownership interest in the general partner of TRP), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

Targa Resources Partners is a publicly traded Delaware limited partnership formed in October 2006 by its parent, TRC, to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. TRP is a leading provider of midstream natural gas, NGL, terminalling and crude oil gathering services in the United States. TRP is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminalling crude oil; and storing, terminalling and selling refined petroleum products.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that ATLS’s or APL’s unitholders or TRGP’s stockholders do not approve the mergers; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the mergers are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed merger; costs and difficulties related to the integration of ATLS’s and APL’s businesses and operations with TRGP’s and NGLS’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in ATLS’, ARP’s and APL’s reports filed with the U.S. Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to update such statements, except as may be required by applicable law.

Where to Obtain Additional Information

In connection with the proposed transaction, Targa Resources Corp. (“TRGP”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRGP and a prospectus of TRGP (the “TRGP joint proxy statement/prospectus”). In connection with the proposed transaction, TRGP plans to mail the definitive TRGP joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRGP joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP (“NGLS”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of NGLS (the “NGLS proxy statement/prospectus”) . In connection with the proposed transaction, APL plans to mail the definitive NGLS proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRGP JOINT PROXY STATEMENT/PROSPECTUS, THE NGLS PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRGP, NGLS, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRGP Joint Proxy Statement/Prospectus, the NGLS Proxy Statement/Prospectus and other filings containing information about TRGP, NGLS, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRGP and NGLS may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002, calling (713) 584-1000 or emailing jkneale@targaresources.com. These documents may also be obtained for free from TRGP’s and NGLS’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Merger

TRGP, NGLS, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRGP, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRGP joint proxy statement/prospectus and NGLS proxy statement/prospectus. Information regarding TRGP’s directors and executive officers is contained in TRGP’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of NGLS’s general partner is contained in NGLS’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the proxy statement/prospectus.

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